1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com RICHARD HOROWITZ richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 0452 Fax

February 10, 2015

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-0504

Re:	Carey Credit Income Fund 2015 A
Registration Statement on Form N-2
File Nos. 333-198667; 814-01091

Carey Credit Income Fund 2015 T
Registration Statement on Form N-2
File Nos. 333-198882; 814-01094

Dear Mr. Minore:

We are writing in response to your telephonic comments provided on January 12, 2015 with respect to pre-effective amendments to registration statements (the “Registration Statements”) filed on Form N-2 under the Securities Act of 1933, as amended (“Securities Act”), on October 29, 2014 on behalf of Carey Credit Income Fund 2015 A and Carey Credit Income Fund 2015 T (the “Companies”), each a closed-end fund that will elect to be regulated as a business development company (“BDC”). The Companies have considered your comments and have authorized us, on their behalf, to make the responses and changes discussed below to the Registration Statements. These changes are reflected in Pre-Effective Amendment No. 2 to each Company’s Registration Statement (the “Amendments”), filed simultaneously herewith.

On behalf of each Company, set forth below are the SEC staff’s comments along with our responses to or any supplemental explanations of such comments, as requested.

REGISTRATION STATEMENT

Comment 1.                            Please file a letter responding to these comments from the staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Comment 2.                            All of the bullet point risk factors on the prospectus cover should also be presented in bold face type on the signature page of the subscription agreement.

Response 2.                               The subscription agreement has been revised accordingly.

PROSPECTUS

Comment 3.                            Please confirm that the Master Fund will not invest materially in debt instruments that pay payment-in-kind interest.

Response 3.                               We hereby confirm that the Master Fund will not invest materially in debt instruments that pay payment-in-kind interest.

Comment 4.                            If the Companies are permitted to offer shares at a price that exceeds the current net asset value (“NAV”) per share, please add disclosure in plain English stating that shares may be purchased at a premium to NAV.

Response 4.                               The disclosure has been revised accordingly.

Comment 5.                            Please delete disclosure in the second bullet point on the cover page that indicates that the Companies will not list for at least five years after the close of their offerings, as this is inconsistent with the five-year life-span of the Companies.

Response 5.                               The disclosure has been revised accordingly.

Comment 6.                            In the last sentence of the second paragraph under the heading “Our Company,” please state that the Master Fund will not invest in structured products as a principal investment strategy or please disclose the maximum percentage of its net assets the Master Fund may invest in structured products.

Response 6.                               The disclosure has been revised to reflect that the Master Fund will not invest in structured products as a principal investment strategy.

Comment 7.                            Certain paragraphs have been presented in italics, including the lead-in paragraph to the section of the prospectus entitled “Prospectus Summary.”  Please revise these paragraphs to be presented in a non-italic format.

Response 7.                               The disclosure has been revised accordingly.

Comment 8.                            Under the heading “Seed Investments,” please revise the third sentence by deleting the phrase “and its feeder funds” after “providers of Seed Investments” and by adding “as the common shares issued by the Master Fund to the feeder funds and any other investors in the Master Fund,” to the end of the sentence.

Response 8.                               The disclosure has been revised accordingly.

Comment 9.                            In the last sentence of the second paragraph under the heading “About Guggenheim,” please delete or clarify the phrase “and attractive long-term results to its clients.”

Response 9.                               The disclosure has been revised accordingly.

Comment 10.                     Please revise footnote eight to the fee table to reflect the estimated level of acquired fund fees and expenses (“AFFE”) for the 12 months following the Companies’ commencement of operation.  To the extent AFFE are expected to be below one basis point for the period, please delete the AFFE line item from the fee table.

Response 10.                        The disclosure has been revised accordingly.

Comment 11.                     The lead-in paragraph to the expense presentation on page 13 states that the expenses shown in the table under “Annual expenses” are based on the assumption that $300 million of assets will be raised during the first 12 months following the commencement of each Company’s respective offering. Please explain why this is a reasonable assumption.

Response 11.                        As is disclosed in the prospectus, the Company reasonably expects to raise over $800 million of equity during the first 12 months of this offering. It is expected that this equity will be raised through Carey Financial LLC, the Company’s Managing Dealer. Over the 36 months beginning January 2012 and ending December 2014, Carey Financial LLC raised a yearly average of well over $1 billion per year in equity capital for investment programs that feature continuous offerings of common stock.

Comment 12.                     Please revise footnote four to the fee table to make clear that, if a Company fails to raise $300 million, expenses as a percentage of NAV would be higher than if the Company had raised such amount.

Response 12.                        The disclosure has been revised accordingly.

Comment 13.                     Please revise footnote ten to the fee table to state that the Adviser will pay certain operating expenses of the Companies for each month during the Expense Support Payment Period in which the Board of Trustees declares a distribution to shareholders pursuant to an Expense Support and Conditional Reimbursement Agreement rather than all operating expenses of the Companies.  Please also revise the disclosure to indicate that the Adviser will not seek reimbursement if the net expense ratio at the time of reimbursement exceeds the expense ratio that was in effect at the time the expenses were reimbursed.  Finally, please remove organizational and offering expenses from the carve-out in the fifth sentence of footnote ten.

Response 13.                        The disclosure has been revised to delete footnote ten in its entirety.

Comment 14.                     Please clarify and make consistent throughout the prospectus disclosure regarding the expense limitation agreement.

Response 14.                        The disclosure has been revised accordingly.

Comment 15.                     No fee waiver is disclosed in the footnotes to the fee table.  Accordingly, please remove “Fee Waiver” from the line item of the fee table entitled “Less Fee Waiver and/or Expense Reimbursement.”

Response 15.                        The disclosure has been revised accordingly.

Comment 16.                     Please revise the first risk factor caption under the heading “Risks Related to Our Business” to clarify that the neither the Master Fund nor the Companies have any meaningful operating history.

Response 16.                        The disclosure has been revised accordingly.

Comment 17.                     Please revise the risk disclosure regarding structured products under the heading “Risks Related to Our Investments” to discuss the special risks presented by an investment in the equity tranches or similarly situated tranches of structured products, including that such tranches have the highest risk and are the first to bear losses.

Response 17.                        The disclosure has been revised accordingly.

Comment 18.                     Please revise the disclosure regarding “toggle” debt to briefly explain what this refers to.

Response 18.                        The disclosure has been revised accordingly.

Comment 19.                     Please confirm that the Companies will not pay any compensation to executive officers other than agreed-upon reimbursement payments to W. P. Carey pursuant to the Administrative Services Agreement which include, but are not limited solely to, the allocable portions of salaries, rent and expenses, including board meeting travel expenses, of executive officers of the Administrator also serving in the capacity of chief financial officer and chief compliance officer.

Response 19.                        We hereby confirm.

Comment 20.                     Please revise the disclosure to indicate that each Company’s Declaration of Trust has been filed as an exhibit to its respective Registration Statement.

Response 20.                        The disclosure has been revised accordingly.

Comment 21.                     Please revise the disclosure contained under the heading “Dealer Manager and Compensation We Will Pay for the Sale of Our Shares” and

respond supplementally to clarify the types and maximum amount of the fees, commissions and expenses described therein that each Company and its shareholders will be, directly and indirectly, responsible for paying and the types and amount that the Advisors will be responsible for paying.

Response 21.                        The disclosure has been revised accordingly.

With respect to Carey Credit Income Fund 2015 A, shareholders will bear front-end sales load expenses of 10% of the gross offering proceeds (which includes selling commissions and the dealer manager fee) and the Company’s organizational and offering expenses up to 1.5% of the aggregate gross proceeds from the offering. The Advisors have agreed to reimburse the Company for or pay any organizational and offering expenses, excluding selling commissions and the dealer manager fee, that in the aggregate exceed 1.5% of the aggregate gross proceeds from the offering.  Accordingly, Company shareholders will bear a maximum expense of 11.5% of gross offering proceeds for total organizational and offering expenses (including selling commissions and the dealer manager fee).

With respect to Carey Credit Income Fund 2015 T, shareholders will bear expenses of up to 10% of gross offering proceeds for total underwriting compensation (which includes selling commissions, the dealer manager fee and the distribution and shareholder servicing fee) and the Company’s organizational and offering expenses up to 1.5% of the aggregate gross proceeds from the offering. The Advisors have agreed to reimburse the Company for or pay any organizational and offering expenses, excluding selling commissions, the dealer manager fee and the distribution and shareholder servicing fee, that in the aggregate exceed 1.5% of the aggregate gross proceeds from the offering.  Accordingly, Company shareholders will bear a maximum expense of 11.5% of gross offering proceeds for total organizational and offering expenses (including selling commissions, the dealer manager fee and the distribution and shareholder servicing fee).

*          *          *          *          *

In addition, we are authorized by our client to acknowledge the following on each Company’s behalf:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the staff’s comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this letter, please contact me at (212) 698-3525.

Sincerely,

/s/ Richard Horowitz

Richard Horowitz